SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 22, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒    Form 40-F    ☐

Enclosures:

1.                                                                   Nokia Press Release dated November 22, 2004 and titled:

Change in Nokia Group Executive Board

PRESS RELEASE

November 22, 2004

Change in Nokia Group Executive Board

Nokia names Tero Ojanperä as new Chief Strategy Officer and Group Executive Board member as Matti Alahuhta moves to Kone

Matti Alahuhta, Nokia’s Chief Strategy Officer and Group Executive Board member, will leave the company at the end of 2004, as he has today been appointed President and COO of Kone, effective 1 January, 2005. Nokia has named Tero Ojanperä as Chief Strategy Officer and Group Executive Board member, as of 1 January, 2005.

Tero Ojanperä, currently heads Nokia’s corporate R&D unit, the Nokia Research Center, which is key in ensuring the company’s overall technological competitive and innovative edge. He has a strong Nokia background, mostly in the area of R&D, and holds a doctorate from the Delft University of Technology in the Netherlands.

Jorma Ollila, Chairman and CEO, Nokia said:

“Matti Alahuhta has been a member of Nokia’s management team since the beginning of the 1990s, which marked a defining point in our company’s history. During these years, Nokia has evolved from a diverse conglomerate into a highly focused world leader in mobile communications. In this change, Matti has had a strong role. I would like to express my sincere thanks to Matti for his valuable contribution as a business leader and a member of our group executive board, and take this opportunity to wish him every success in his new position.

“I would also welcome Tero Ojanperä to our management team. During his 14 years at Nokia, Tero has clearly shown an ability to balance the strong elements of his technological and research background with Nokia’s broader business strategies. I am quite convinced that he will also prove a valuable contributor in his new role.”

For more information:

Nokia

Communications

tel. 07180 34495

tel. 07180 34900

e-mail: press.office@nokia.com

www.nokia.com

Additional background:

For more biographical information on Matti Alahuhta and Tero Ojanperä please go to www.nokia.com/about nokia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel